

July 28, 2014

<u>Via E-mail</u>
Daniel J. Rice IV
Chief Executive Officer
Rice Energy Inc.
171 Hillpointe Drive, Suite 301
Canonsburg, Pennsylvania 15317

> **Re:** **Rice Energy Inc.**
> **Registration Statement on Form S-1**
> **Filed July 7, 2014**
> **File No. 333-197266**

Dear Mr. Rice:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>Index to Financial Statements, page F-1</u>

<u>General</u>

1. We note that you have provided annual financial statements of Rice Drilling B LLC as of and for the years ended December 31, 2013 and 2012, and interim financial statements of Rice Energy, Inc. for the quarter ended March 31, 2014. Given the corporate reorganization that occurred in conjunction with the IPO on January 29, 2014, including the downstream merger of Rice Energy, Inc. and Rice Drilling B LLC as entities under common control, it appears the historical financial statements should be revised to

retrospectively reflect the exchange of equity interests as of the beginning of the earliest period to comply with FASB ASC 805-50-45. Please ensure this revision is addressed in a note to your historical financial statements and reflected in the labeling of financial statements covering periods prior to the IPO, also the report from your independent public accounting firm, and headers within the pro forma financial statements.

Please similarly conform all related tabular information that appears in your filing and the financial statements you include in future periodic reports. Also note that financial statements of businesses acquired or to be acquired and any related pro forma statements are not ordinarily included in periodic reports.

2. We understand there was a change in your tax status in conjunction with your IPO, whereas the tax-exempt parent entity Rice Drilling B LLC was merged into the taxable subsidiary corporation Rice Energy, Inc. Under these circumstances, you should include, on the face of the historical financial statements that appear in your registration statements and future periodic reports, for all periods these entities were under common control, pro forma tax expense based on the statutory rates in effect for the periods presented, and pro forma earnings and pro forma earnings per share to reflect the pro forma tax expense.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim at (202) 551-3535 or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
        Matthew R. Pacey
        Vinson & Elkins LLP